# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu, c/o Longview Grindr Holdings Limited, 428 East Street Ste E, Grinnell, Iowa (IA), 50112, (650) 353-8113

## Reporting persons
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,893,322; shared voting power 0; sole dispositive power 23,893,322; shared dispositive power 0; aggregate amount beneficially owned 23,893,322 (12.8% of the class)
  Comment: The shares of Common Stock (as defined herein) set forth in Rows 7, 9 and 11 of this Cover Page consists of (i) 1,810 shares of the Common Stock of the Issuer (as defined herein) underlying restricted stock units held by Mr. James Fu Bin Lu that will vest within 60 days of this statement, (ii) 2,645 shares of the Common Stock of the Issuer held by Mr. James Fu Bin Lu, and (iii) 23,888,867 shares of Common Stock held by Longview Grindr Holdings Limited and Longview Capital Group Limited.
  
  The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,888,867; shared voting power 0; sole dispositive power 23,888,867; shared dispositive power 0; aggregate amount beneficially owned 23,888,867 (12.8% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,888,867; shared voting power 0; sole dispositive power 23,888,867; shared dispositive power 0; aggregate amount beneficially owned 23,888,867 (12.8% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment:
This Amendment No. 9 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On November 5, 2025, Mr. Lu submitted his resignation from the board of directors (the "Board"), effective immediately, to devote more time to his business pursuits. Mr. Lu expressed his strong support for the Issuer and his belief that it is well positioned for future success. Mr. Lu looks forward to discussions with the Issuer and the Board in his capacity as a significant shareholder, including about the Proposal. In connection with Mr. Lu's resignation, the Issuer issued a press release announcing changes to its Board on November 5, 2025. A copy of the press release is attached as Exhibit 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Letter to the Issuer's board of directors dated October 13, 2025.*

Exhibit 2 Proposal letter to the special committee of the board of directors of the Issuer dated October 24, 2025.*

Exhibit 3 Press release announcing James Lu's resignation from the Board dated November 5, 2025.

* Previously filed

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (11/06/2025)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (11/06/2025)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (11/06/2025)